Persons identified in comment 5 of letter dated February 16, 2006	Terms of arrangements	Relationship with Edgemont Resources Corp (the “Company”)	Relationship with Mr. William Iversen
Richard Green	There were no arrangements with this individual regarding any of the Company’s offerings of securities	Mr. Green is a consultant that renders computer services to the Company and is paid a monthly fee not to exceed $500 per month for his services	Acquaintance
Cameron Gustafson
The Company entered into an agreement with Mr. Gustafson and compensated him in the amount of 8% of the gross proceeds that the Company received from its sale of securities that were attributable to the efforts of Mr. Gustafson
		The Company entered into an agreement with Mr. Gustafson to compensate him for his efforts in connection with the Company’s offering of securities.	Acquaintance
Ronald Johnson	There were no arrangements with this individual regarding any matter including the Company’s offerings of securities	None	None [1]
Susan Morse	There were no arrangements with this individual regarding any matter including the Company’s offerings of securities	None	None [1]
Jennifer Murdoch	There were no arrangements with this individual regarding any matter including the Company’s offerings of securities	None	Friend
Kathleen Smith	There were no arrangements with this individual regarding any matter including the Company’s offerings of securities	None	Acquaintance
1  Mr. Ronald Johnson and Ms. Susan Morse are friends of Ms. Jennifer Murdoch, but maintain no relationship with Mr. Iversen. Ms. Murdoch is a friend of Mr. Iversen.